SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Bridger Aerospace Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96812F102

(CUSIP Number)

Robert F. Savage

c/o JCIC Sponsor LLC

386 Park Avenue South, FL 20

New York, NY 10016

(212) 710-5060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96812F102	13D

1	NAMES OF REPORTING PERSONS JCIC Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.

CUSIP No. 96812F102	13D

1	NAMES OF REPORTING PERSONS KSH Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4.

CUSIP No. 96812F102	13D

1	NAMES OF REPORTING PERSONS Thomas Jermoluk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 743,161*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 743,161*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D (the “Original Schedule 13D” and, as so amended, this “Schedule 13D”) filed by the Reporting Persons identified in this Amendment No. 1 (the “Reporting Persons”) with the SEC on February 23, 2023, relating to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Bridger Aerospace Group Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 90 Aviation Lane, Belgrade, MT 59714. Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D and, unless amended hereby, all information previously filed remains in effect.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented as follows:

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following information:

“On January 25, 2024, JCIC Sponsor LLC (“JCIC”) commenced a distribution in kind (the “Distribution in Kind”) to its members, for no additional consideration from such members, with respect to 11,928,189 shares of Common Stock, including shares of Common Stock underlying Warrants. Pursuant to the Distribution in Kind, Mr. Jermoluk acquired beneficial ownership of 743,161 shares of Common Stock, which are held directly by Big Sky Sponsors Fund, LLC, of which he is the sole member.”

Item 5.	Interest in Securities of the Issuer.

Parts (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

“(a) and (b) The following disclosure assumes that there are 44,776,926 shares of Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed by the Issuer with the Securities and Exchange Commission on November 13, 2023.

As of January 25, 2024, after giving effect to the Distribution in Kind described in Item 4 of this Schedule 13D, 743,161 shares of Common Stock are held by Mr. Jermoluk, which represents approximately 1.7% of the outstanding Common Stock. Neither JCIC nor KSH Capital LP (“KSH”) continue to hold any shares of the Issuer’s Common Stock.”

Part (c) of Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days prior to the date of Amendment No. 1 to this Schedule 13D.”

Part (e) of Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(e) “As of January 25, 2024, after giving effect to the Distribution in Kind described in Item 4 of this Schedule 13D, each of JCIC Sponsor LLC, KSH Capital LP and Mr. Jermoluk ceased to have beneficial ownership of more than 5% of the outstanding Common Stock and are therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024
JCIC SPONSOR LLC
By its Manager, KSH CAPITAL LP
Acting by its General Partner
KSH CAPITAL GP LLC

	By:	/s/ Robert Savage
	Name:	Robert Savage
	Title:	President

KSH CAPITAL LP
Acting by its General Partner
KSH CAPITAL GP LLC

	By:	/s/ Robert Savage
	Name:	Robert Savage
	Title:	President

/s/ Thomas Jermoluk
Thomas Jermoluk